Exhibit 99.1

January 20, 2016                                                                                                                                                                                Release 01-2016

WESTERN COPPER AND GOLD ANNOUNCES MANAGEMENT CHANGES

VANCOUVER, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE MKT: WRN) is pleased to announce that Mr. Dale Corman, who has been Western's Chief Executive Officer since 2006, has been appointed Executive Chairman and that Dr. Paul West-Sells has been appointed President and Chief Executive Officer. These changes are part of standard succession planning and Mr. Corman will continue to be actively engaged in the development and oversight of the Company. The changes will be effective February 1, 2016.

Over the last 50 years, Mr. Corman has successfully led the development of several publicly listed companies in Canada and the United States. He has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Among his many significant contributions, Mr. Corman was instrumental in the development and success of Western Silver Corporation, which was acquired by Glamis Gold Corporation for $1.6 billion in 2006.

Dr. West-Sells has over 20 years' experience in the mining industry. After obtaining his Ph.D. from the University of British Columbia in Metallurgical Engineering, he worked with BHP, Placer Dome, and Barrick in increasingly senior roles in Research and Development and Project Development. Dr. West-Sells has worked for Western since 2006, where he has held a number of technical and executive positions, most recently as President and Chief Operating Officer since 2010.

On the promotion of Dr. West-Sells to Chief Executive Officer, Mr. Corman stated: "Having worked closely with Paul over the past 9 years, I have full confidence that he will successfully lead the team that will take Western and its principal project, the Casino copper-gold deposit in the Yukon, to the next level. In all my years in the mining industry, I have not been involved with a project more robust than Casino. Even in this downturn of the commodity cycle, Casino remains a great development opportunity that is expected to contribute $3.1 billion in tax and mining royalty revenue for Yukon, Canada, and First Nations."

On behalf of the board,

"Dale Corman"
Dale Corman
Chairman and CEO

For more information, please contact:

Paul West-Sells,
President and COO
or
Chris Donaldson,
Manager, Corporate Development
604.684.9497 or info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations and market conditions in future periods.  Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding anticipated results or market conditions. Readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); market value of the Company's common shares; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates; exploration results; continued availability of capital and financing; construction and operations; the Company not experiencing unforeseen delays, unexpected geological or other effects; permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements  due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposit; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.